UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2026

Shao-Lee Lin
President and Chief Executive Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, Massachusetts 02135

Re: Cue Biopharma, Inc.
Registration Statement on Form S-3
Filed August 12, 2026
File No. 333-298266

Dear Shao-Lee Lin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney M.W. Tygesson, Esq.